                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 000-49618
                                                       CUSIP NUMBER: 226089 10 0

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-F   [X] Form 10-Q   [ ] Form N-SAR
                        For Period Ended: December 31, 2002

[   ]   Transition Report on Form 10-K    [   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K    [   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR
                        For the Transition Period Ended:

                   Nothing in this form shall be construed to
                          imply that the Commission has
                       verified any information contained
                                     herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Crest View Inc.
Former Name if Applicable:                  Not Applicable
Address of Principal Executive Office:      1700 West Horizon Ridge Parkway - Suite 202
                                            Henderson, Nevada  89012

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]    (a)    The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort or expense;
       (b)    The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)    The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The registrant is in the process of developing its business that has required its executive officers and employees to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002. For such reason, the subject Form 10-QSB could not be filed within the prescribed period.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: John C. Francis (702) 614-1750

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [ ] Yes     [X] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Crest View Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2003              Crest View Inc.


                                     By:        /s/ John C. Francis
                                          ------------------------------------
                                          John C. Francis, Vice-President




                                        2